

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 26, 2009

Ms. Natalie Bannister
Chief Executive Officer
ALTO Group Holdings, Inc.
110 Wall Street, 11th Floor
New York, NY 10005

> **Re:** **ALTO Group Holdings, Inc.**
> **Definitive Revised Information Statement**
> **Filed October 7, 2009**
> **File No. 0-53592**

Dear Ms. Bannister:

We have completed our review of your Information Statement and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director